THE MAXUS FUNDS



Dear Shareholder:

Against the backdrop of increasing corporate profits and declining interest rates, 1997 marked the third year in a row of superior returns in the financial markets. The broad based Russell 3000 index of domestic equities gained 31.68% while the Ryan Government Bond Index produced a total return of 9.43%.

With market conditions that favorable, The Maxus Equity Fund was able to advance 28.16% for 1997 in spite of my cautionary attitude during most of the year. The relative valuation and asset allocation approach used by Maxus Equity produced a portfolio with a relatively low correlation to market declines, while the overall value style uncovered equities with superior returns. According to Lipper Analytical Services, The Maxus Equity Fund ranked 12th in 1997 out of 196 mutual funds with similar characteristics.

The Maxus Income Fund, while receiving fewer accolades during 1997, had one of its best years ever relative to other income funds with high quality, balanced portfolios. For the year ending December 31, 1997, The Maxus Income Fund produced a total return of 11.47%. Because of the hybrid nature of the portfolio (high quality debt securities are held through conduits such as closed-end funds and preferred shares), rating services such as Morningstar have the Maxus Income Fund incorrectly categorized as an equity fund, in spite of the fact that it has had virtually no recognizable correlation to the equity markets. Moreover, as an important part of its overall performance, while the major advance in bond prices came in longer duration securities (those with more risk when interest rate rise), The Maxus Income Fund produced a very low correlation to long duration bonds during periods of rising interest rates, i.e. bond market declines.

The environment was tougher for The Maxus Laureate Fund, managed by Alan Miller, which allocates its portfolio among the global equity markets. For all of 1997 Maxus Laureate produced a total return of 5.49%, and earned a four star ranking by Morningstar for the one-year period ending December 31.

We continued to maintain our caution as we entered 1998. In spite of market enthusiasm, it appears to me that the growth in corporate profitability, at best, will lose momentum. Should profit margins come under pressure as production costs increase and pricing power continues to erode, the financial markets in 1998 will produce a much tougher environment in which to excel.

But we intend to do just that - offer our clients the best investment products and superior performance. On February 1, The Maxus family of mutual funds became larger. On that date, we introduced The Maxus Ohio Heartland Fund, managed by Denis Amato, which will focus on investments in small to mid-capitalization companies based in Ohio. Also on February 1, the Maxus Aggressive Value Fund became a reality. This Fund, which I manage, will seek out investments in very small companies (under $200 million in market capitalization) using a disciplined value style.

As Maxus Fund shareholders, I want to reiterate our commitment to providing you with the highest possible level of investor service. In doing so, I would like to encourage you to talk with your personal financial advisor or a Maxus Financial Advisor about how any one or combination of our Funds may be able to help secure your financial future.


Richard A Barone

MAXUS INCOME FUND
                                                         SCHEDULE OF INVESTMENTS
                                                               DECEMBER 31, 1997
--------------------------------------------------------------------------------
Shares/Principal Amount                           Cost    Market Value    % of
                                                                          Assets
--------------------------------------------------------------------------------

 COMMON STOCK - REAL ESTATE
 15,000  Agree Realty                            309,675     326,250
 15,000  Boykin Lodging                          300,925     396,563
 10,000  Laser Mortgage Management               148,738     145,000
                                                 -------     -------
                                                 759,338     867,813       2.25%

 CLOSED END INCOME FUNDS
 50,000  ACM Govt Opportunity                    346,125     406,250
 66,422  American Opportunity Income             371,078     402,683
 33,319  American Strategic Income Port III      347,271     374,839
 70,600  Americas Income Trust                   482,746     569,212
170,000  Blackrock Income Trust                1,082,506   1,200,625
 50,000  Blackrock North American Government     470,022     528,125
250,000  Hyperion 1999 Term Trust              1,716,769   1,734,375
250,000  MFS Govt Mkts                         1,677,744   1,671,875
200,000  Putnam Intermediate Government        1,490,750   1,500,000
                                               ---------   ---------
                                               7,985,011   8,387,984      21.72%

 CLOSED END GLOBAL INCOME FUNDS
 70,000  Dreyfus Strategic Governments           643,325     665,000
 50,000  First Australia Prime Income            380,500     362,500
100,000  First Commonwealth                    1,163,819   1,206,250
 17,100  John Hancock Patriot Global Dividend    213,533     226,575
150,000  Kleinwort Benson Australian Income    1,314,683   1,153,125
 60,000  Oppenheimer World Fund                  480,206     476,250
100,000  Strategic Global Income               1,171,225   1,212,500
100,000  Templeton Global Income                 730,644     750,000
                                               ---------   ---------
                                               6,097,935   6,052,200      15.67%

 PREFERRED SHARES
 10,000  1st Indl Realty 8.75% B                 250,000     258,125
 10,000  American General 8.45% MIPs A           250,000     263,125
 10,000  American Re 8.5% QUIPs                  250,000     259,375
 10,000  Associated Estates Rlty 9.75% A         251,850     263,750
 31,900  Conagra Capitol Ser B Adj Rate          683,392     707,781
 12,000  Crown American Rlty 11.00%              630,446     627,000
 10,000  Developers Diversified Rlty B 9.44%     248,100     260,625
  5,000  Duke Energy 7.20% QUIPs                 125,000     127,500
 11,000  Gabelli Global Multimedia 7.92%         271,785     279,812
 12,000  HL&P 8.125% A                           305,595     309,750
 12,000  NWPS Capital Financing 8.125% A         297,220     310,500
 10,000  Omega Healthcare 9.25% A                252,919     265,000
 20,400  Pacificorp 8.55% QUIDs B                515,799     515,100
 39,700  Public Storage 8.875% G                 997,861   1,027,238
 15,000  RJR Nabisco Holdings 10.00%             382,881     378,750
 10,000  Rouse 9.25% QUIPs                       249,050     261,875
 42,600  Royce Value Trust 8.00%               1,070,981   1,096,950
 15,000  Simon Debartolo 8.75% B                 374,723     395,625
 21,500  Source Capital $2.40                    588,455     626,188
 10,000  Time Warner 8.875%                      261,850     264,375
 10,000  Torchmark 9.18% MIPs                    250,000     263,125
                                               ---------   ---------
                                               8,507,907   8,761,569      22.69%

    The accompanying notes are an integral part of the financial statements.

 MAXUS INCOME FUND
                                                         SCHEDULE OF INVESTMENTS
                                                               DECEMBER 31, 1997
--------------------------------------------------------------------------------
Shares/Principal Amount                           Cost    Market Value    % of
                                                                          Assets
--------------------------------------------------------------------------------
CONVERTIBLE PREFERRED SHARES
 10,000  Armco $3.625 B                          427,475     467,500
 12,000  Equity Resident Pptys G                 303,470     307,500
 10,000  Excel Realty 8.5%                       250,600     296,875
 37,000  Oasis Residential 9.0% A                942,625     948,125
 13,000  Phoenix Duff & Phelps 6%                317,995     372,125
 10,000  Sea Containers 8%                       448,100     557,500
 18,000  USX 6.75% QUIPs                         847,205     828,000
                                                --------    --------
                                               3,537,470   3,777,625       9.78%

 CORPORATE BONDS
455,000  Unisys Senior Notes 10.625%, 10-1-99    455,106     460,237       1.19%

 CONVERTIBLE BONDS
223,000  Inco 7.75%, 3-15-16                     226,132     222,721       0.58%

 U.S. GOVERNMENT SECURITIES
2,000,000 US Treasury 9.0%, 5-15-98            2,018,466   2,024,375
2,000,000 US Treasury 11.75%, 2-15-01          2,310,684   2,345,000
5,000,000 US Treasury 0%, 11-15-12             1,868,765   2,058,250
5,000,000 US Treasury 0%, 11-15-17             1,318,317   1,518,250
                                               ---------   ---------
                                               7,516,232   7,945,875      20.57%

         Star Bank Treasury                    1,815,067   1,815,067       4.70%

         Total Investments                    36,900,198  38,291,091      99.15%

         Other Assets Less Liabilities                       329,047       0.85%

        Net Assets - Equivalent to $11.31 per share on
        3,413,896 shares of capital stock outstanding     38,620,138     100.00%
                                                          ==========

    The accompanying notes are an integral part of the financial statements.

MAXUS INCOME FUND

                                               STATEMENT OF ASSETS & LIABILITIES
                                                               DECEMBER 31, 1997
Assets:
 Investment Securities at Market Value
   (Identified Cost - $36,900,198)                                  $38,291,091
 Cash                                                                    23,125
 Receivables:
   Investment Securities Sold                                           247,086
   Dividends and Interest                                               318,958
                                                                    ------------
       Total Assets                                                 $38,880,260

Liabilities
 Payables:
   Investment Securities Purchased                                     $136,208
   Shareholder Distributions                                             14,079
   Accrued Expenses                                                     109,835
                                                                    ------------
       Total Liabilities                                                260,122

Net Assets                                                          $38,620,138
Net Assets Consist of:
  Capital Paid In                                                    37,540,498
  Undistributed Net Investment Income                                     2,614
  Accumulated Realized Gain (Loss) on Investments - Net                (313,867)
  Unrealized Appreciation in Value
    of Investments Based on Identified Cost - Net                     1,390,893
                                                                    ------------
Net Assets, for 3,413,896 Shares Outstanding                        $38,620,138
Net Asset Value and Redemption Price
  Per Share ($38,620,138/3,413,896 shares)                               $11.31
Offering Price Per Share                                                 $11.31

                                                         STATEMENT OF OPERATIONS
                                                               DECEMBER 31, 1997
Investment Income:
    Dividends                                                        $2,368,478
    Interest                                                            546,468
                                                                     -----------
         Total Investment Income                                     $2,914,946
Expenses:
    Registration Expense                                                 17,483
    Trustee Fees (Note 3)                                                 1,500
    Accounting and Pricing                                               41,545
    Custody                                                              17,041
    Distribution Plan Expenses                                          181,784
    Audit                                                                14,987
    Legal                                                                 8,000
    Management Fees (Note 2)                                            364,175
    Insurance                                                             6,547
    Printing & Other Miscellaneous                                       44,242
                                                                     -----------
         Total Expenses                                                 697,304
Net Investment Income                                                 2,217,642
    Realized and Unrealized Gain (Loss) on Investments:
    Realized Gain (Loss) on Investments                                 880,505
    Distribution of Realized Capital Gains from other
      Investment Companies                                               47,196
    Unrealized Gain (Loss) from Appreciation
     (Depreciation) on Investments                                      804,642
                                                                     -----------
Net Realized and Unrealized Gain (Loss) on Investments               $1,732,343

Net Increase (Decrease) in Net Assets from Operations                $3,949,985
                                                                     ===========

               The accompanying notes are an integral part of the
                             financial statements.

MAXUS INCOME FUND


                                              STATEMENT OF CHANGES IN NET ASSETS

                                                        01/01/97       01/01/96
                                                           to             to
                                                        12/31/97       12/31/96
--------------------------------------------------------------------------------
From Operations:
     Net Investment Income                             $2,217,642    $2,363,428
     Net Realized Gain (Loss) on Investments              927,701       578,147
     Net Unrealized Appreciation (Depreciation)           804,642       234,686
     Increase (Decrease) in Net Assets from Operations  3,949,985     3,176,261
From Distributions to Shareholders
     Net Investment Income (Loss)                      (2,215,429)   (2,363,027)
     Net Realized Gain (Loss) from
       Security Transactions                                    0             0
                                                       -----------   -----------
     Net  Increase (Decrease) from Distributions       (2,215,429)   (2,363,027)
From Capital Share Transactions:
     Proceeds From Sale of 799,064 Shares               8,907,950     6,179,798
     Net Asset Value of 151,394 shares issued on
       Reinvestment of Dividends                        1,680,395     1,878,123
     Cost of 850,768 Shares Redeemed                   (9,430,667)  (10,530,092)
                                                       -----------  ------------
                                                        1,157,678    (2,472,171)
Net Increase in Net Assets                              2,892,234    (1,658,937)
Net Assets at Beginning of Period (including
      undistributed net investment income of $3,541
      and $3,140, respectively)
Net Assets at End of Period (including                 35,727,904    37,386,841
      undistributed net investment income of $2,614
      and $3,541, respectively)                       $38,620,138   $35,727,904
                                                      ===========   ============

                                                            FINANCIAL HIGHLIGHTS

Selected data for a share of common stock outstanding throughout the period:

                                            01/01/97    01/01/96    01/01/95    01/01/94    01/01/93
                                               to          to          to          to          to
                                            12/31/97    12/31/96    12/31/95    12/31/94    12/31/93
Net Asset Value -
     Beginning of Period                     10.78       10.54        9.73       10.94       10.88
Net Investment Income                         0.67        0.70        0.72        0.74        0.68
Net Gains or Losses on Securities
     (realized and unrealized)                0.53        0.24        0.81       (1.22)       0.22
Total from Investment Operations              1.20        0.94        1.53       (0.48)       0.90
Dividends
     (from net investment income)            (0.67)      (0.70)      (0.72)      (0.73)      (0.68)
Distributions (from capital gains)            0.00        0.00        0.00        0.00       (0.16)
Return of Capital                             0.00        0.00        0.00        0.00        0.00
     Total Distributions                     (0.67)      (0.70)      (0.72)      (0.73)      (0.84)
Net Asset Value -
     End of Period                           11.31       10.78       10.54        9.73       10.94
Total Return                                 11.47%       9.20%      16.15%      (4.39)%      8.74%
Ratios/Supplemental Data
Net Assets -
     End of Period (Thousands)              38,620      35,728      37,387      33,425      36,147
Ratio of Expenses to Average Net Assets       1.91%       1.92%       1.90%       1.81%       1.90%
Ratio of Net Income to Average Net Assets     6.08%       6.50%       7.01%       7.10%       6.06%
Portfolio Turnover Rate                         70%         78%        121%        138%         88%
Average commission per share              $0.05317    $0.05238

               The accompanying notes are an integral part of the
                             financial statements.

MAXUS INCOME FUND
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1997


  1.)SIGNIFICANT ACCOUNTING POLICIES
     The Fund is a diversified, open-end management investment company, organized as a Trust under the laws of the State of Ohio by a Declaration of Trust dated October 31, 1984. The Fund has an investment objective of obtaining the highest total return, a combination of income and capital appreciation, consistent with reasonable risk. Under normal circumstances, at least 65% of the value of this Fund's total assets will consist of income-producing securities. Significant accounting policies of the Fund are presented below:

     SECURITY VALUATION:
     The Fund intends to invest in a wide variety of equity and debt securities. The investments in securities are carried at market value. The market quotation used for common stocks, including those listed on the NASDAQ National Market System, is the last sale price on the date on which the valuation is made or, in the absence of sales, at the closing bid price. Over-the-counter securities will be valued on the basis of the bid price at the close of each business day. Short-term investments are valued at amortized cost, which approximates market. Securities for which market quotations are not readily available will be valued at fair value as determined in good faith pursuant to procedures established by the Board of Directors.

     SECURITY TRANSACTION TIMING
     Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded as earned. The Fund uses the identified cost basis in computing gain or loss on sale of investment securities. Discounts and premiums on securities purchased are amortized over the life of the respective securities.

     INCOME TAXES:
     It is the Fund's policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Service. This Internal Revenue Service requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Fund's policy to distribute annually, after the end of the calendar year, any remaining net investment income and net realized capital gains.

     ESTIMATES:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  2.)INVESTMENT ADVISORY AGREEMENT
     The Fund has entered into an investment advisory and administration agreement with Maxus Asset Management, Inc., a wholly owned subsidiary of Resource Management Inc. The Investment Advisor receives from the Fund as compensation for its services to the Fund an annual fee of 1% on the first $150,000,000 of the Fund's net assets, and 0.75% of the Fund's net assets in excess of $150,000,000. The Investment Advisor agrees to reimburse its fee to the Fund in the amount by which the Fund expenses exceed 2% of average annual net assets.


  3.)RELATED PARTY TRANSACTIONS
     Resource Management, Inc. has three wholly owned subsidiaries which provide services to the Fund. These subsidiaries are Maxus Asset Management Inc, Maxus Securities Corp, and Maxus Information Systems Inc. Maxus Asset Management was paid $364,175 in investment advisory fees during the twelve months ended December 31, 1997. Maxus Securities, who served as the national distributor of the Fund's shares, was reimbursed $181,784 for distribution expenses. Maxus Information Systems, who provides accounting and shareholder services, received fees totaling $41,545 for services rendered to the Fund for the twelve months ended December 31, 1997. Maxus Securities is a registered broker-dealer. Maxus Securities effected substantially all of the investment portfolio transactions for the Fund. For this service Maxus Securities received commissions of $159,476 for the twelve months ending December 31, 1997.

     At December  31, 1997,  Maxus  Securities  Corp owned 60,000  shares in the
     Fund.

     Certain officers and/or trustees of the Fund are officers and/or directors of the Investment Advisor and Administrator. Each director who is not an "affiliated person" receives an attendance fee of $100 per meeting.



  4.)CAPITAL STOCK AND DISTRIBUTION
     At December 31, 1997 an indefinite number of shares of capital stock ($.10 par value) were authorized, and paid-in capital amounted to $37,540,498. Transactions in common stock were as follows:

Shares sold                                                             799,064
Shares issued to shareholders in reinvestment of dividends              151,394
                                                                        --------
                                                                        950,458
Shares redeemed                                                        (850,768)
                                                                       ---------
Net Increase (Decrease)                                                  99,690
Shares Outstanding:
     Beginning of Period                                              3,314,206
                                                                      ----------
     End of Period                                                    3,413,896
                                                                      ==========

     Distributions to shareholders are recorded on the ex-dividend date. Payments in excess of net investment income or of accumulated net realized gains reported in the financial statements are due primarily to book/tax differences. Payments due to permanent differences have been charged to paid in capital. Payments due to temporary differences have been charged to distributions in excess of net investment income or realized gains.


  5.)PURCHASES AND SALES OF SECURITIES
     During the twelve months ended December 31, 1997, purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $25,379,605 and $29,153,129 respectively. Purchases and sales of U.S. Government obligations aggregated $7,579,962 and $3,996,562 respectively.


  6.)FINANCIAL INSTRUMENTS DISCLOSURE
     There are no reportable financial instruments which have any off-balance sheet risk as of December 31, 1997.


  7.)SECURITY TRANSACTIONS
     For Federal income tax purposes, the cost of investments owned at December 31, 1997 was the same as identified cost.

     At December 31, 1997, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:

         Appreciation      (Depreciation)        Net Appreciation (Depreciation)
           1,658,340         (267,447)                       1,390,893

                          INDEPENDENT AUDITOR'S REPORT


To The Shareholders and
Board of Directors:
Maxus Income Fund

We have audited the accompanying statement of assets and liabilities of Maxus Income Fund, including the schedule of portfolio investments, as of December 31, 1997, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of December 31, 1997, by correspondence with the custodian and brokers. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Maxus Income Fund as of December 31, 1997, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.



McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 21, 1998

                                 THE MAXUS FUNDS
             1301 East Ninth Street, Suite 3600, Cleveland, OH 44114
                                 (216) 687-1000

                               INVESTMENT ADVISOR
                           Maxus Asset Management Inc
                             1301 East Ninth Street
                              Cleveland, Ohio 44114

                                BOARD OF TRUSTEES
                                 Denis J. Amato
                                Richard A. Barone
                                Burton D. Morgan
                                Michael A. Rossi
                                  Jerry Murphy

                                    OFFICERS
                           Richard A. Barone, Chairman
                        Robert J. Conrad, Vice-President
                           Robert W. Curtin, Secretary

                                    CUSTODIAN
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                 TRANSFER AGENT
                          Maxus Information Systems Inc
                             1301 East Ninth Street
                              Cleveland, Ohio 44114

                                   DISTRIBUTOR
                              Maxus Securities Corp
                             1301 East Ninth Street
                              Cleveland, Ohio 44114

                                  LEGAL COUNSEL
                     Benesch, Friedlander, Coplan & Aronoff
                            2300 BP America Building
                                200 Public Square
                           Cleveland, Ohio 44114-2378

                                     AUDITOR
                         McCurdy & Associates CPA's Inc
                               27955 Clemens Road
                              Westlake, Ohio 44145